Exhibit 99.3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in ZTO Express (Cayman) Inc., you should at once hand this circular together with the enclosed form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters that require a shareholder’s vote. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing one of our Class A ordinary shares, are listed on the New York Stock Exchange in the United States under the symbol ZTO.

ZTO Express (Cayman) Inc.

中 通 快 遞 (開 曼 ) 有 限 公 司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2057)

(1) PROPOSED RE-ELECTION OF RETIRING DIRECTORS;

(2) PROPOSED GRANT OF SHARE REPURCHASE MANDATE AND

SHARE ISSUE MANDATE;

(3) PROPOSED RE-APPOINTMENT OF THE AUDITOR;

AND

(4) NOTICE OF ANNUAL GENERAL MEETING

Capitalized terms used in the cover page shall have the same meanings as those defined in this circular.

A letter from the Board is set out on pages 4 to 9 of this circular.

A notice convening the AGM to be held at 9/F, The Center, 99 Queen’s Road Central, Central, Hong Kong, on Wednesday, June 14, 2023 at 2:00 p.m., Hong Kong time is set out on pages AGM-1 to AGM-7 of this circular. The form of proxy for use at the AGM is also enclosed with this circular. The form of proxy is also published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk), the Company (https://zto.investorroom.com/) and the SEC (www.sec.gov).

The Board has fixed the close of business on Wednesday, May 10, 2023 Hong Kong time, as the record date (the “Shares Record Date”) of the Class A Ordinary Shares and Class B Ordinary Shares. Holders of record of the Company’s Shares as of the Shares Record Date are entitled to attend and vote at the AGM and any adjourned meeting thereof. Holders of record of ADSs as of the close of business on Wednesday, May 10, 2023 New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Class A Ordinary Shares must give voting instructions to JPMorgan Chase Bank, N.A., the depositary of the ADSs.

The Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, must receive the proxy form by no later than 2:00 p.m., Hong Kong time, on Monday, June 12, 2023 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the AGM, and JPMorgan Chase Bank, N.A. must receive your voting instructions by no later than 9:00 a.m., New York time, on Tuesday, June 6, 2023 to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM.

May 10, 2023

CONTENTS

Page

DEFINITIONS			1

LETTER FROM THE BOARD			4

APPENDIX I	–	PARTICULARS OF RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED	10

APPENDIX II	–	EXPLANATORY STATEMENT ON THE SHARE REPURCHASE MANDATE	13

NOTICE OF ANNUAL GENERAL MEETING			AGM-1

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“ADSs”	American Depositary Shares (each representing one Class A Ordinary Share)

“AGM”	an annual general meeting of the Company to be held at 9/F, The Center, 99 Queen’s Road Central, Central, Hong Kong on Wednesday, June 14, 2023 at 2:00 p.m. (Hong Kong time) to consider and, if appropriate, to approve the resolutions contained in the notice of the meeting which is set out on pages AGM-1 to AGM-7 of this circular, or any adjournment thereof. An online live webcast of the meeting will also be made available for holders of Shares as of Shares Record Date

“Articles of Association”	the fourth amended and restated memorandum and articles of association of the Company, as adopted by a special resolution of the Company passed on April 14, 2023 and effective on the Primary Conversion Date, and as amended from time to time

“associate(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Board”	the board of Directors

“China” or “PRC”	the People’s Republic of China, and for the purposes of this circular only, except where the context requires otherwise, excluding Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan

“Class A Ordinary Share(s)”	Class A ordinary share(s) of the share capital of the Company with a par value of US$0.0001 each, giving a holder of a Class A ordinary share one vote per share on any resolution tabled at the Company’s general meeting

“Class B Ordinary Share(s)”	Class B ordinary share(s) of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to 10 votes per share on any resolution tabled at the Company’s general meeting

DEFINITIONS

“close associate”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Company”, “we”, “us”, or “our”	ZTO Express (Cayman) Inc., a company incorporated in the Cayman Islands on April 8, 2015 as an exempted company and, where the context requires, its subsidiaries and consolidated affiliated entities from time to time

“controlling shareholders”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries and consolidated affiliated entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Latest Practicable Date”	May 4, 2023, being the latest practicable date for ascertaining certain information before the publication of this circular

“Nominating and Corporate	the nominating and corporate governance committee of

Governance Committee”	the Company

“NYSE”	New York Stock Exchange

“Primary Conversion Date”	May 1, 2023, on which the voluntary conversion of the Company to dual primary listing on the Main Board of the Hong Kong Stock Exchange became effective

“SEC”	U.S. Securities and Exchange Commission

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

DEFINITIONS

“Share(s)”	the Class A Ordinary Shares and Class B Ordinary Shares in the share capital of the Company, as the context so requires

“Share Issue Mandate”	a general mandate proposed to be granted to the Directors to allot, issue or deal with additional Class A Ordinary Shares not exceeding 20% of the total number of the issued and outstanding Shares as at the date of passing of such ordinary resolution

“Share Repurchase Mandate”	a general mandate proposed to be granted to the Directors to exercise the powers of the Company to repurchase Class A Ordinary Shares not exceeding 10% of the total number of issued and outstanding Shares as at the date of passing of such ordinary resolution

“Shareholder(s)”	the holder(s) of the Share(s), where the context requires, ADSs

“subsidiary(ies)”	has the meaning ascribed to it in the Hong Kong Listing Rules

“substantial shareholder(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules

“Takeovers Code”	The Codes on Takeovers and Mergers and Share Buy-backs issued by the Securities and Futures Commission in Hong Kong as amended from time to time

“U.S.”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“US$”	U.S. dollars, the lawful currency of the U.S.

“%”	per cent

LETTER FROM THE BOARD

ZTO Express (Cayman) Inc.

中 通 快 遞 (開 曼 ) 有 限 公 司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2057)

Executive Directors	Registered Office
Mr. Meisong LAI (Chairman)	Maples Corporate Services Limited
Mr. Jilei WANG	P.O. Box 309
Mr. Hongqun HU	Ugland House Grand Cayman, KY1-1104
Non-executive Directors	Cayman Islands
Mr. Xing LIU
Mr. Zheng LIU
Principal Executive Offices of Main Operations
Independent Non-executive Directors	Building One, No. 1685 Huazhi Road
Mr. Frank Zhen WEI	Qingpu District
Mr. Qin Charles HUANG	Shanghai, 201708
Mr. Herman YU	People’s Republic of China
Mr. Tsun-Ming (Daniel) KAO
Ms. Fang XIE	Principal Place of Business in Hong Kong Room 1901, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay Hong Kong

May 10, 2023

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED RE-ELECTION OF RETIRING DIRECTORS;

(2) PROPOSED GRANT OF SHARE REPURCHASE MANDATE AND

SHARE ISSUE MANDATE;

(3) PROPOSED RE-APPOINTMENT OF THE AUDITOR;

AND

(4) NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

The purpose of this circular is to provide Shareholders with further information on the proposals that will be put forward at the AGM for Shareholders’ approval and the notice of AGM.

LETTER FROM THE BOARD

2.       PROPOSED RE-ELECTION OF RETIRING DIRECTORS

Pursuant to code provision B.2.2 of the Corporate Governance Code as set out in Appendix 14 to the Hong Kong Listing Rules, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years. Therefore, Mr. Hongqun HU, Mr. Xing LIU and Mr. Frank Zhen WEI will retire as Directors at the AGM, and, being eligible, have offered themselves for re-election at the AGM. Details of the retiring Directors who are subject to re-election at the AGM are set out in Appendix I to this circular in accordance with the relevant requirements of the Hong Kong Listing Rules.

The Company has in place a nomination policy for nomination of directors (the “Nomination Policy”) which includes the nomination procedures and the process and criteria adopted by the Nominating and Corporate Governance Committee to select and recommend candidates for directorship. Such policy ensures that the Board has a balance of skills, experience and diversity of perspectives appropriate to the requirements of the Company’s business. In assessing the re-election of Mr. Hongqun HU, Mr. Xing LIU and Mr. Frank Zhen WEI as Directors, the Nominating and Corporate Governance Committee and the Board have considered their respective contribution and service to the Company, and reviewed their respective expertise and professional qualifications to determine whether each of Mr. Hongqun HU, Mr. Xing LIU and Mr. Frank Zhen WEI satisfies the criteria under the Nomination Policy.

The Nominating and Corporate Governance Committee and the Board also took into account the diversity aspects (including without limitation, gender, age, nationality, culture, educational background and professional experience) and were of the view that the election of Mr. Hongqun HU, Mr. Xing LIU and Mr. Frank Zhen WEI as Directors will further complement the Company’s corporate strategy, and promote the Board diversity. The Nominating and Corporate Governance Committee was satisfied that each of Mr. Hongqun HU, Mr. Xing LIU and Mr. Frank Zhen WEI has the required character, integrity and experience to continuously fulfill his role as Director effectively.

Nomination Policy and Procedure for Independent Non-Executive Director

Where vacancies on the Board exist, the Nominating and Corporate Governance Committee evaluates skills, knowledge and experience required by the Board, and identifies if there are any special requirements for the vacancy.

The Nominating and Corporate Governance Committee identifies appropriate candidates and convenes meeting of the Nominating and Corporate Governance Committee to discuss and vote in respect of the nominated Directors, and recommends candidate for Director to the Board. In reviewing the structure of the Board, the Nominating and Corporate Governance Committee will consider the Board diversity from a number of aspects, including but not limited to gender, age, cultural and educational background, race, professional experience, skills, knowledge, and term of service. All Board appointments will be based on meritocracy, and candidates will be considered against criteria including talents, skills and experience as may be necessary for the operation of the Board as a whole, with a view to maintaining a sound balance of the Board’s composition, and where nomination of independent non-executive Director is under consideration, the requirements of the relevant rules shall be satisfied.

LETTER FROM THE BOARD

With reference to the qualifications and working experience of Mr. Frank Zhen WEI as set out in Appendix I to this circular, the Board is of the view that with his experience and knowledge, Mr. Frank Zhen WEI can bring invaluable advice to the Board and contribute to the Board’s diversity. Given that he has confirmed in writing to the Company of his independence with reference to various factors set out in Rule 3.13 of the Hong Kong Listing Rules, the Board is satisfied with his independence and believes he is independent.

3.	PROPOSED GRANT OF SHARE REPURCHASE MANDATE AND SHARE ISSUE MANDATE

Share Repurchase Mandate

Pursuant to the extraordinary general meeting of the Company held on April 14, 2023, a general mandate was granted to the Directors to repurchase Shares. Such mandate will expire at the conclusion of the AGM.

In order to give the Company the flexibility to repurchase Class A Ordinary Shares on-market if and when appropriate and in accordance with Rule 10.06(1)(ii) of the Hong Kong Listing Rules, an ordinary resolution will be proposed at the AGM to approve the grant of the Share Repurchase Mandate to the Directors to exercise the powers of the Company to repurchase Class A Ordinary Shares not exceeding 10% of the total number of issued and outstanding Shares as at the date of passing of such ordinary resolution. As at the Latest Practicable Date, the Company had a total of 817,117,539 issued and outstanding Shares. Subject to the passing of the relevant ordinary resolution and assuming that the number of issued and outstanding Shares remained unchanged following the Latest Practicable Date and prior to the date of the AGM, the maximum number of Class A Ordinary Shares which may be repurchased pursuant to the Share Repurchase Mandate as at the date of grant will be 81,711,753 Class A Ordinary Shares.

LETTER FROM THE BOARD

The Share Repurchase Mandate shall be in force from the date of the passing of the relevant resolution at the AGM until the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or by any applicable laws to be held; and (c) the date on which the authority given under the ordinary resolution approving the Share Repurchase Mandate is revoked or varied by an ordinary resolution of the Shareholders in a general meeting of the Company.

An explanatory statement required by the Hong Kong Listing Rules to be sent to all Shareholders in connection with the Share Repurchase Mandate is set out in Appendix II to this circular.

Share Issue Mandate

Pursuant to the extraordinary general meeting of the Company held on April 14, 2023, a general mandate was granted to the Directors to allot, issue and deal with additional Class A Ordinary Shares. Such mandate, to the extent not utilised by the date of the AGM, will lapse at the conclusion of the AGM.

In order to give the Company the flexibility to issue Class A Ordinary Shares if and when appropriate and in accordance with Rule 13.36 of the Hong Kong Listing Rules, an ordinary resolution will be proposed at the AGM to approve the granting of the Share Issue Mandate to the Directors to issue, allot or deal with additional Class A Ordinary Shares not exceeding 20% of the total number of issued and outstanding Shares as at the date of passing of such ordinary resolution. As at the Latest Practicable Date, the Company had a total of 817,117,539 issued and outstanding Shares. Subject to the passing of the relevant ordinary resolution and assuming that the number of issued and outstanding Shares remains unchanged following the Latest Practicable Date and prior to the date of the AGM, the Directors will be authorized to issue a maximum of 163,423,507 Class A Ordinary Shares under the Share Issue Mandate.

In addition, subject to a separate approval of the ordinary resolution 9 set out in the notice of the AGM, the number of Class A Ordinary Shares repurchased by the Company under ordinary resolution 8 will also be added to extend the Share Issue Mandate as mentioned in ordinary resolution 7 provided that such additional amount shall not exceed 10% of the total number of issued and outstanding Shares as at the date of passing the resolutions in relation to the Share Issue Mandate and Share Repurchase Mandate.

The Share Issue Mandate shall be in force from the date of the passing of the relevant resolution at the AGM until the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or by applicable laws to be held; and (c) the date on which the authority given under the ordinary resolution approving the Share Issue Mandate is revoked or varied by an ordinary resolution of the Shareholders in a general meeting of the Company.

LETTER FROM THE BOARD

4.       PROPOSED RE-APPOINTMENT OF THE AUDITOR

The Board resolved to propose to the Shareholders to re-appoint Deloitte Touche Tohmatsu as the independent auditor of the Company for the year ending December 31, 2023 and to hold the office until the conclusion of the next annual general meeting of the Company.

The re-appointment of the independent auditor of the Company has been reviewed by the audit committee of the Company which made recommendation to the Board that the re-appointment be submitted and proposed for Shareholders’ approval at the AGM.

An ordinary resolution will also be proposed to authorize the Board to fix the auditor’s remuneration for the ensuing year. Deloitte Touche Tohmatsu have indicated their willingness to be re-appointed as auditor of the Company for the said period.

5.       AGM

The AGM will be held at 9/F, The Center, 99 Queen’s Road Central, Hong Kong, on Wednesday, June 14, 2023 at 2:00 p.m., Hong Kong time. The Company will make available a live webcast of the AGM (the “Virtual Meeting”) for all holders of Shares (i.e. those who hold Shares directly) as of Shares Record Date. Holders of Shares as of Shares Record Date may view and listen to the AGM and submit questions, but will not be able to vote, through the Virtual Meeting. Registered holders of the Shares (i.e. those who hold Shares directly) as of Shares Record Date shall receive a notification letter for the login details to access the live webcast of the AGM.

The notice of the AGM is set out in this circular. The form of proxy for use at the AGM is also enclosed with this circular. The form of proxy is also published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk), the Company (https://zto.investorroom.com/) and the SEC (www.sec.gov).

The Board has fixed the close of business on Wednesday, May 10, 2023 Hong Kong time, as the record date (the “Shares Record Date”) of the Class A Ordinary Shares and Class B Ordinary Shares. Holders of record of the Company’s Shares as of the Shares Record Date are entitled to attend and vote at the AGM and any adjourned meeting thereof. Holders of record of ADSs as of the close of business on Wednesday, May 10, 2023 New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Class A Ordinary Shares must give voting instructions to JPMorgan Chase Bank, N.A., the depositary of the ADSs.

Whether or not you intend to be present at the AGM, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, not less than 48 hours before the time fixed for the holding of the AGM (i.e. no later than 2:00 p.m., Hong Kong time, on Monday, June 12, 2023) at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the AGM, and JPMorgan Chase Bank, N.A. must receive your voting instructions by no later than 9:00 a.m., New York time, on Tuesday, June 6, 2023 to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM.

LETTER FROM THE BOARD

The return of a form of proxy will not preclude holders of the Shares from attending and voting in person at the AGM.

In accordance with Rule 13.39(4) of the Hong Kong Listing Rules, all votes of the Shareholders at the AGM shall be taken by poll and an announcement on the poll results will be published by the Company after the AGM in the manner prescribed under the Hong Kong Listing Rules.

On a poll, every Shareholder present in person or by proxy or, in the case of a Shareholder being a corporation, by its duly authorised representative shall have one vote for each Class A Ordinary Share and ten votes for each Class B Ordinary Share of which he/she/it is the holder. A Shareholder entitled to more than one vote on a poll needs not use all his/her/its votes or cast all the votes he/she/it uses in the same way.

6.       RECOMMENDATION

The Directors believe that the proposals set out in this circular and notice of AGM for, among other matters, the re-election of the retiring Directors, the grant of the Share Repurchase Mandate and the Share Issue Mandate and the re-appointment of auditor are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that all Shareholders vote in favor of all such resolutions to be proposed at the AGM.

7.       RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement in this circular or this circular misleading.

Yours faithfully,
for and on behalf of the Board of
ZTO Express (Cayman) Inc.
Meisong LAI
Chairman

APPENDIX I	PARTICULARS OF RETIRING DIRECTORS
PROPOSED TO BE RE-ELECTED

The following are the particulars of the retiring Directors proposed to be re-elected at the AGM.

EXECUTIVE DIRECTOR

1.	Hongqun HU

Mr. Hongqun Hu, aged 54, is an executive Director.

Mr. Hu has been an executive Director since May 2022 and has served as our chief operating officer since June 2017. Mr. Hu has thirty years of experience in the financial services industry. Mr. Hu acts as the chairman of Zhengzhou Airport Economic Comprehensive Experimental Zone ZTO Microcredit Loans Co., Ltd. since January 2019 and acts as the director of ZTO Express Co., Ltd. since December 2021. Prior to joining us, Mr. Hu served as the chairman of Zhejiang Tonglu Rural Commercial Bank from March 2016 to May 2017, and the governor and chairman of Zhejiang Tonglu Rural Cooperation Bank from March 2008 to March 2016, respectively. Mr. Hu graduated from the advanced class in modern executive business administration from Zhejiang University in China in January 2006 and graduated from Ningbo University in China with a major in finance in July 2003.

Mr. Hu has entered into a director agreement with the Company, which shall continue for an initial period ending on the earlier of (i) three years from the Primary Conversion Date and (ii) the third annual general meeting of the Company following the Primary Conversion Date. The appointment shall, subject always to re-election as and when required under the Hong Kong Listing Rules and/or the Articles of Association, be automatically renewed for successive periods of three years. Either party may terminate the agreement at any time upon thirty days prior written notice to the other party, or such shorter period as the parties may agree upon. Mr. Hu does not receive any remuneration in connection with the performance of his duties as Director.

Save as disclosed above, Mr. Hu has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas or hold any positions with the Company or other members of the Group, or has any other major appointments and professional qualifications.

As far as the Directors are aware, Mr. Hu does not have any relationships with other Directors, senior management, substantial shareholders (as defined in the Hong Kong Listing Rules), or controlling shareholders (as defined in the Hong Kong Listing Rules) of the Company.

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Hu was deemed to be interested in 82,183 Class A Ordinary Shares within the meaning of Part XV of the SFO.

As far as the Directors are aware, there is no information which is discloseable nor is Mr. Hu involved in any of the matters required to be disclosed pursuant to any of the requirements under Rules 13.51(2)(h) to (v) of the Hong Kong Listing Rules and there are no other matters concerning Mr. Hu that need to be brought to the attention of the Shareholders.

APPENDIX I	PARTICULARS OF RETIRING DIRECTORS
PROPOSED TO BE RE-ELECTED

NON-EXECUTIVE DIRECTOR

2.	Xing LIU

Mr. Xing Liu, aged 52, is a non-executive Director.

Mr. Liu has been a non-executive Director since May 2013. Mr. Liu is currently a partner of Sequoia Capital China, which he joined in May 2007. Mr. Liu has served as an independent director of Vipshop Holdings Limited (NYSE: VIPS) since January 2011 and as a non-executive director of China Renaissance Holdings Limited (HKEX: 1911) since June 2020. Mr. Liu received an MBA degree from The Wharton School of the University of Pennsylvania in May 2004, a master’s degree in computer engineering from Syracuse University in December 1995, and graduated from Fudan University in July 1992 with a major in management information systems.

Mr. Liu has entered into a director agreement with the Company, which shall continue for an initial period ending on the earlier of (i) three years from the Primary Conversion Date and (ii) the third annual general meeting of the Company following the Primary Conversion Date. The appointment shall, subject always to re-election as and when required under the Hong Kong Listing Rules and/or the Articles of Association, be automatically renewed for successive periods of three years. Either party may terminate the agreement at any time upon thirty days prior written notice to the other party, or such shorter period as the parties may agree upon. Mr. Liu is entitled to receive share-based compensation in the amount of US$50,000 for each year of service in his capacity as a non-executive Director under the director agreement, which is determined by the Board with reference to the Company’s operating results, personal performance and comparable market statistics.

Save as disclosed above, Mr. Liu has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas or hold any positions with the Company or other members of the Group, or has any other major appointments and professional qualifications.

As far as the Directors are aware, Mr. Liu does not have any relationships with other Directors, senior management, substantial shareholders (as defined in the Hong Kong Listing Rules), or controlling shareholders (as defined in the Hong Kong Listing Rules) of the Company.

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Liu was interested in 18,448 Class A Ordinary Shares within the meaning of Part XV of the SFO.

As far as the Directors are aware, there is no information which is discloseable nor is Mr. Liu involved in any of the matters required to be disclosed pursuant to any of the requirements under Rules 13.51(2)(h) to (v) of the Hong Kong Listing Rules and there are no other matters concerning Mr. Liu that need to be brought to the attention of the Shareholders.

APPENDIX I	PARTICULARS OF RETIRING DIRECTORS
PROPOSED TO BE RE-ELECTED

INDEPENDENT NON-EXECUTIVE DIRECTOR

3.	Frank Zhen WEI

Mr. Frank Zhen Wei, aged 51, is an independent non-executive Director.

Mr. Wei has been an independent non-executive Director since August 2015. Mr. Wei joined Warburg Pincus Asia LLC in November 2002, and has been serving as a managing director since January 2010. Mr. Wei is currently Head of Warburg Pincus China and leads overall strategy and investment. Mr. Wei worked as an investment banking analyst of Morgan Stanley in Hong Kong from 1997 to 1999 and as a business analyst at McKinsey & Company in Shanghai from 1995 to 1997. Mr. Wei was a director of Hwabao WP Fund Management Co., Ltd. from January 2019 to July 2022, a non-executive director of AAG Energy Holdings Limited (HKEX: 2686) from January 2015 to August 2018 and a non-executive director of CAR Inc. (HKEX: 699) from January 2016 to October 2019. Mr. Wei received a master’s degree in business administration from Harvard Business School in June 2002 and a bachelor’s degree in science from the University of Texas at Austin in May 1995.

Mr. Wei has entered into a director agreement with the Company, which shall continue for an initial period ending on the earlier of (i) three years from the Primary Conversion Date and (ii) the third annual general meeting of the Company following the Primary Conversion Date. The appointment shall, subject always to re-election as and when required under the Hong Kong Listing Rules and/or the Articles of Association, be automatically renewed for successive periods of three years. Either party may terminate the agreement at any time upon thirty days prior written notice to the other party, or such shorter period as the parties may agree upon. Mr. Wei is entitled to receive share-based compensation in the amount of US$50,000 for each year of service in his capacity as an independent non-executive Director under the director agreement, which is determined by the Board with reference to the Company’s operating results, personal performance and comparable market statistics.

Save as disclosed above, Mr. Wei has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas or hold any positions with the Company or other members of the Group, or has any other major appointments and professional qualifications.

As far as the Directors are aware, Mr. Wei does not have any relationships with other Directors, senior management, substantial shareholders (as defined in the Hong Kong Listing Rules), or controlling shareholders (as defined in the Hong Kong Listing Rules) of the Company.

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Wei was interested in 1,879 Class A Ordinary Shares within the meaning of Part XV of the SFO.

As far as the Directors are aware, there is no information which is discloseable nor is Mr. Wei involved in any of the matters required to be disclosed pursuant to any of the requirements under Rules 13.51(2)(h) to (v) of the Hong Kong Listing Rules and there are no other matters concerning Mr. Wei that need to be brought to the attention of the Shareholders.

APPENDIX II	EXPLANATORY STATEMENT ON
THE SHARE REPURCHASE MANDATE

This appendix serves as an explanatory statement, as required by Rule 10.06(1)(b) of the Hong Kong Listing Rules, to provide information for you to make a reasonably informed decision on whether to vote for or against ordinary resolution with respect to the Share Repurchase Mandate to be proposed at the AGM.

1.       SHARE CAPITAL

As at the Latest Practicable Date, the Company had a total of 817,117,539 issued and outstanding Shares, out of which 611,017,539 were Class A Ordinary Shares and 206,100,000 were Class B Ordinary Shares.

Subject to the passing of the ordinary resolution with respect to the Share Repurchase Mandate to be proposed at the AGM, and on the basis that the Company’s total issued and outstanding share capital remains unchanged from the Latest Practicable Date to the AGM date, the Directors would be authorized under the Share Repurchase Mandate to repurchase up to 81,711,753 Class A Ordinary Shares, representing 10% of the Company’s total issued and outstanding share capital, during the period of the Share Repurchase Mandate.

2.       REASONS FOR REPURCHASING SHARES

The Directors believe that it is in the best interests of the Company and Shareholders as a whole to have a general authority from Shareholders to enable the Company to purchase Class A Ordinary Shares in the market. The repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or its earnings per Share, will be made only when the Directors believe that such repurchases will benefit the Company and Shareholders as a whole.

The Directors have no present intention to cause the Company to repurchase any Class A Ordinary Shares and they would exercise the power to repurchase only in circumstances where they consider that the repurchase would be in the best interests of the Company and Shareholders.

3.       FUNDING OF REPURCHASES

Repurchases of Class A Ordinary Shares will be funded by the Company’s internal resources, which includes funds legally available for such purposes in accordance with the Articles of Association, the Hong Kong Listing Rules, and applicable laws and regulations in the Cayman Islands, Hong Kong and elsewhere (as the case may be).

APPENDIX II	EXPLANATORY STATEMENT ON
THE SHARE REPURCHASE MANDATE

4.       IMPACT OF REPURCHASES

There may be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the Company’s annual report for the year ended December 31, 2022) in the event that the Share Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not intend to exercise the Share Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the Company’s working capital requirements or gearing levels that, in the opinion of the Directors, are from time to time appropriate for the Company.

5.       TAKEOVERS CODE

If, on the exercise of the power to repurchase Shares pursuant to the Share Repurchase Mandate, a Shareholder’s proportionate interest in the Company’s voting right increases, this increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder, or a group of Shareholders acting in concert (as defined in the Takeovers Code) could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, to the best knowledge and belief of the Directors, Mr. Meisong Lai, was interested in a total of 4,989,947 Class A Ordinary Shares and 206,100,000 Class B Ordinary Shares (through Zto Lms Holding Limited), representing a total of approximately 77.56% voting rights in the Company with respect to Shareholders’ resolutions. Assuming there will be no change in the number of issued and outstanding Shares and the shareholding of Mr. Meisong Lai, the voting rights in the Company of Mr. Meisong Lai would be increased from approximately 77.56% to approximately 80.01% in the event that the Directors exercise the Share Repurchase Mandate in full. As such, to the best knowledge and belief of the Directors and in the absence of special circumstances, the exercise of the Share Repurchase Mandate is not expected to give rise to an obligation to make a mandatory offer under the Takeovers Code. The Directors are not aware of any other consequences which may arise under the Takeovers Code as a result of any purchase by the Company of its Shares.

In addition, the Directors do not propose to repurchase Class A Ordinary Shares which would result in less than the relevant prescribed minimum percentage of Shares in public hands as required by the Hong Kong Stock Exchange.

APPENDIX II	EXPLANATORY STATEMENT ON
THE SHARE REPURCHASE MANDATE

6.       MARKET PRICES OF SHARES

The Class A Ordinary Shares were listed on the Hong Kong Stock Exchange on September 29, 2020. Set out below are the highest and lowest prices at which the Class A Ordinary Shares traded on the Hong Kong Stock Exchange during each month during the previous twelve months and until the Latest Practicable Date:

	Share price
	(per Class A Ordinary Share)
	Highest	Lowest
	(HK$)	(HK$)
2022
May	230.20	182.60
June	219.80	184.70
July	215.40	193.30
August	219.80	191.60
September	222.80	186.00
October	208.00	123.00
November	194.20	129.60
December	222.80	192.30

2023
January	233.80	209.60
February	235.80	187.40
March	229.60	185.10
April	230.40	213.20
May (up to the Latest Practicable Date)	219.60	212.00

APPENDIX II	EXPLANATORY STATEMENT ON
THE SHARE REPURCHASE MANDATE

7.       REPURCHASES OF SHARES

During the six months preceding the Latest Practicable Date, the Company has repurchased a total of 2,176,207 ADSs (representing 2,176,207 Class A Ordinary Shares) on the NYSE, details of which are set out below:

NYSE

	Number			Total
	of ADSs	Highest	Lowest	consideration
Date of repurchase	repurchased	price paid	price paid	paid
		(US$)	(US$)	(US$)
December 5, 2022	486,007	25.00	24.69	12,129,616.90
February 21, 2023	346,700	24.99	24.71	8,661,224.73
February 22, 2023	53,700	24.99	24.95	1,342,961.82
February 23, 2023	506,700	24.99	24.72	12,605,429.25
February 24, 2023	303,100	24.70	24.24	7,414,401.89
February 28, 2023	13,900	23.99	23.92	333,719.54
March 2, 2023	465,600	23.99	23.48	11,164,668.96
March 3, 2023	500	23.99	23.93	11,993.95

Save as disclosed above, during the six months preceding the Latest Practicable Date, the Company did not repurchase any Shares (whether on the Hong Kong Stock Exchange or otherwise).

8.       GENERAL

None of the Directors, nor, to the best of the Directors’ knowledge having made all reasonable enquiries, any of their close associates (as defined in the Hong Kong Listing Rules), has any present intention, in the event that the Share Repurchase Mandate is approved, to sell any Shares to the Company.

No core connected person (as defined in the Hong Kong Listing Rules) has notified our Company that he/she/it has a present intention to sell Shares to the Company if the Share Repurchase Mandate is exercised.

The Directors have undertaken to the Hong Kong Stock Exchange that, so far as the same may be applicable, they will exercise the Share Repurchase Mandate in accordance with the Hong Kong Listing Rules and the applicable laws of the Cayman Islands (being the jurisdiction of the Company’s incorporation).

NOTICE OF ANNUAL GENERAL MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters that require a shareholder’s vote. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing one of our Class A ordinary shares, are listed on the New York Stock Exchange in the United States under the symbol ZTO.

ZTO Express (Cayman) Inc.

中 通 快 遞 (開 曼 ) 有 限 公 司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2057)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of ZTO Express (Cayman) Inc. (the “Company”) will be held at 9/F, The Center, 99 Queen’s Road Central, Central, Hong Kong on Wednesday, June 14, 2023 at 2:00 p.m. (Hong Kong time), for the purpose to consider and vote on the following (unless otherwise specified, terms defined in this notice shall have the same meanings as those defined in the circular of the Company dated May 10, 2023 (the “Circular”)). Details regarding the resolutions in this notice are set out in the Circular.

ORDINARY RESOLUTIONS

1.	To receive and consider the audited consolidated financial statements of the Company and the report of the auditor of the Company for the year ended December 31, 2022;

2.	To re-elect Mr. Hongqun HU as executive Director, subject to his earlier resignation or removal;

3.	To re-elect Mr. Xing LIU as non-executive Director, subject to his earlier resignation or removal;

4.	To re-elect Mr. Frank Zhen WEI as independent non-executive Director, subject to his earlier resignation or removal;

5.	To authorize the Board to fix the remuneration of the Directors;

– AGM-1 –

NOTICE OF ANNUAL GENERAL MEETING

6.	To re-appoint Deloitte Touche Tohmatsu as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix its remuneration for the year ending December 31, 2023;

7.	To consider and, if thought fit, pass with or without modification, the following resolution as an ordinary resolution:

“THAT:

(a)	subject to paragraph (c) below, a general unconditional mandate be and is hereby given to the directors of the Company during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue, and deal with additional Class A Ordinary Shares or securities convertible into Class A Ordinary Shares, or options, warrants or similar rights to subscribe for Class A Ordinary Shares or such convertible securities of the Company (other than issuance of options, warrants or similar rights to subscribe for additional Class A Ordinary Shares or securities convertible into Class A Ordinary Shares for cash consideration) and to make or grant offers, agreements, or options (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Class A Ordinary Shares) that would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the total number of Class A Ordinary Shares allotted or agreed conditionally or unconditionally to be allotted and issued (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)	the grant or exercise of any options under any share option scheme of the Company or any other option, scheme or similar arrangements for the time being adopted for the grant or issue to the directors, officers and/or employee of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Class A Ordinary Shares or rights to acquire Class A Ordinary Shares;

(iii)	the vesting of restricted shares and restricted share units granted or to be granted pursuant to the 2016 Share Incentive Plan of the Company;

(iv)	any scrip dividend or similar arrangement providing for the allotment and issue of Shares in lieu of the whole or part of a dividend on Shares of the Company in accordance with the articles of association of the Company; and

– AGM-2 –

NOTICE OF ANNUAL GENERAL MEETING

(v)	a specific authority granted by the shareholders of the Company in general meeting, shall not exceed 20% of the total number of issued and outstanding Shares of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares of the Company into a smaller or larger number of Shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association of the Company or any applicable laws; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

“Rights Issue” means an offer of Shares of the Company, or an offer or issue of warrants, options or other securities giving rights to subscribe for Shares of the Company, open for a period fixed by the Directors to holders of Shares of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares of the Company (subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company).”

8.	To consider and, if thought fit, pass with or without modification, the following resolution as an ordinary resolution:

“THAT:

(a)	a general unconditional mandate be and is hereby given to the directors of the Company during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its Class A Ordinary Shares on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) or on any other stock exchange on which the securities of the Company may be listed and which is recognized by the Securities and Futures Commission of Hong Kong and the Hong Kong Stock Exchange for this purpose, provided that the total number of Shares of the Company which may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued and outstanding Shares of the Company as at the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

– AGM-3 –

NOTICE OF ANNUAL GENERAL MEETING

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.”

9.	To consider and, if thought fit, pass with or without modification, the following resolution as an ordinary resolution:

“THAT conditional upon the passing of resolutions set out in items 7 and 8 of the notice convening this meeting (the “Notice”), the general mandate referred to in the resolution set out in item 7 of the Notice be and is hereby extended by the addition to the aggregate number of Class A Ordinary Shares that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of the number of Class A Ordinary Shares repurchased by the Company pursuant to the mandate referred to in the resolution set out in item 8 of the Notice, provided that such amount shall not exceed 10% of the total number of issued and outstanding Shares of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution).”

– AGM-4 –

NOTICE OF ANNUAL GENERAL MEETING

SHARES RECORD DATE AND ADS RECORD DATE

The board of directors of the Company has fixed the close of business on May 10, 2023 Hong Kong time, as the record date (the “Shares Record Date”) of our Class A ordinary shares with a par value of US$0.0001 each (the “Class A Ordinary Shares”) and Class B ordinary shares with a par value of US$0.0001 each (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Shares”).

Holders of record of the Company’s Shares as of the Shares Record Date are entitled to attend and vote at the AGM and any adjourned meeting thereof. Holders of record of American Depositary Shares (the “ADSs”) as of the close of business on May 10, 2023 New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Class A Ordinary Shares must give voting instructions to JPMorgan Chase Bank, N.A., the depositary of the ADSs.

ATTENDING THE AGM

Only holders of record of Shares as of the Shares Record Date are entitled to attend and vote at the AGM. Those who hold the Shares indirectly should contact their brokerage firm, bank or other financial institution for further information on how to attend the AGM.

ACCESSING THE VIRTUAL MEETING

An online live webcast of the AGM (the “Virtual Meeting”) will be made available to holders of Shares as of the Shares Record Date. Attendees of the Virtual Meeting may submit questions online. Due to the time limit, only selected questions will be answered at the discretion of the chairperson of the meeting.

You will not be able to vote through the Virtual Meeting. Therefore, if you plan on attending the AGM through accessing the Virtual Meeting, please send in your proxy form or voting instructions in advance.

Registered Shareholders (i.e. those who hold Shares directly) as of the Shares Record Date may view and listen to the online live webcast of the AGM proceedings and submit questions online through http://meetings.computershare.com/ZTO_2023AGM. The live webcast will be open for registered holders of Shares to log in approximately 30 minutes prior to the commencement of the AGM and can be accessed from any location with access to the internet with a smart phone, tablet device or computer. Details regarding the live webcast including the login details to access the online live webcast are included in the Company’s notification letter to registered holders of the Shares to be sent by the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited. In the event that any holder of the Shares appoints any person to be their proxy, login details to access the online live webcast will be sent by the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, to the email address of such proxy provided in the returned proxy form.

–AGM-5 –

NOTICE OF ANNUAL GENERAL MEETING

Non-registered holders of the Shares whose Shares are held through banks, brokers, custodians or HKSCC Nominees Limited (collectively the “Intermediary”) as of the Shares Record Date should instruct their Intermediary to appoint themselves as proxies or corporate representatives to view and listen to the AGM via the online live webcast and in doing so, they will be asked to provide their email address. Details regarding the online live webcast including the login details will be emailed to them by the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, one day prior to the AGM.

PROXY FORMS AND ADS VOTING CARD

A holder of Shares as of the Shares Record Date may appoint a proxy to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct JPMorgan Chase Bank, N.A., the depositary of the ADSs, as to how to vote the Class A Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs), which are incorporated by reference into and as a part of this notice for further details and instructions. The proxy form is also available for viewing on our website at https://zto.investorroom.com/.

Holders of record of the Company’s Shares on the Company’s register of members as of the Shares Record Date are cordially invited to attend the AGM in person. Your vote is important. You are urged to complete, sign, date and return the proxy form to the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited (“Computershare”) (for holders of Shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare must receive the proxy form by no later than 2:00 p.m., Hong Kong time, on Monday, June 12, 2023 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the AGM, and JPMorgan Chase Bank, N.A. must receive your voting instructions by no later than 9:00 a.m., New York time, on Tuesday, June 6, 2023 to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM.

– AGM-6 –

NOTICE OF ANNUAL GENERAL MEETING

ANNUAL REPORT

You may obtain an electronic copy of the Company’s annual report, free of charge, from the Company’s website at https://zto.investorroom.com/, the Hong Kong Stock Exchange’s website at www.hkexnews.hk or from the SEC’s website at www.sec.gov.

By order of the Board
ZTO Express (Cayman) Inc.
Meisong LAI
Chairman

Hong Kong, May 10, 2023

As at the date of this notice, the board of directors of the Company comprises Mr. Meisong LAI as the chairman and executive director, Mr. Jilei WANG and Mr. Hongqun HU as executive directors, Mr. Xing LIU and Mr. Zheng LIU as non-executive directors, Mr. Frank Zhen WEI, Mr. Qin Charles HUANG, Mr. Herman YU, Mr. Tsun-Ming (Daniel) KAO and Ms. Fang XIE as independent non-executive directors.

– AGM-7 –